Filed by Lexar Media, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Lexar Media, Inc.
Commission File No. of Subject Company: 000-31103
The following letters were sent on March 28, 2006 by Eric Stang, the President, Chief Executive Officer and Chairman of the Board of Directors of Lexar Media, Inc. (“Lexar” or the “Company”), on behalf of Lexar’s board of directors, to two Lexar stockholders, Elliott Associates, L.P. and Glenview Capital Management LLC, respectively:
Mr. Jesse A. Cohn
Elliott Associates, L.P.
712 Fifth Avenue
36th Floor
New York, NY 10019
Dear Mr. Cohn:
I am writing to you on behalf of the Lexar Media Board of Directors in response to your letter dated March 20, 2006. As you know, Micron and Lexar have disclosed detailed information addressing the questions you raise in your letter through a Form S-4 Registration Statement filing. The preliminary Form S-4 related to Lexar’s proposed merger with Micron Technologies was filed today, Tuesday, March 28 with the Securities and Exchange Commission. The Board of Lexar encourages you and all shareholders to read the S-4 filing which outlines the background and rationale for the merger with Micron.
After reviewing the Form S-4 filing, I hope that you will see, as the Lexar board does, the merits of this transaction. In the near future I will contact you so that we can arrange to speak directly about this transaction and I can address any further issues you might have.
I look forward to continuing an open dialogue with you and all Lexar shareholders.
On behalf of the Lexar Media Board of Directors,
Eric Stang
Chairman, President and Chief Executive Officer
*** *** ***

Mr. Larry Robbins
Glenview Capital Management
399 Park Avenue
New York, NY 10022
Dear Mr. Robbins:
I am writing to you on behalf of the Lexar Media Board of Directors in response to your letter dated March 20, 2006. As you know, Micron and Lexar have disclosed detailed information addressing the questions you raise in your letter through a Form S-4 Registration Statement filing. The preliminary Form S-4 related to Lexar’s proposed merger with Micron Technologies was filed today, Tuesday, March 28 with the Securities and Exchange Commission. The Board of Lexar encourages you and all shareholders to read the S-4 filing which outlines the background and rationale for the merger with Micron.
After reviewing the Form S-4 filing, I hope that you will see, as the Lexar board does, the merits of this transaction. In the near future I will contact you so that we can arrange to speak directly about this transaction and I can address any further issues you might have.
I look forward to continuing an open dialogue with you and all Lexar shareholders.
On behalf of the Lexar Media Board of Directors,
Sincerely,
Eric Stang
Chairman, President and Chief Executive Officer
Additional Information and Where to Find It
     Micron Technology, Inc. (“Micron”) has filed a registration statement on Form S-4 (Registration No. 333-132757) containing a preliminary proxy statement/prospectus in connection with the proposed merger involving Micron and the Company. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary proxy statement/prospectus, as well as the definitive proxy statement/prospectus when it becomes available, because they contain, and will contain, important information about the proposed merger. The definitive proxy statement/prospectus will be mailed to Lexar stockholders that hold shares of Lexar common stock as of the record date for the Lexar special meeting related to the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by contacting Lexar Public Relations, Diane Carlini, at (510) 580-5604. Investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, at (208) 368-4465.
     The Company, Mr. Stang and the Company’s other directors and executive officers may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding the Company’s common stock or stock options. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Stang and the Company’s other directors and executive officers in the solicitation by reading the preliminary proxy statement/prospectus described above. Additional information regarding the Company’s directors and executive officers is also included in Lexar’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. These documents are available free of charge at the SEC’s website at www.sec.gov and from the Company’s Public Relations Department as described above.
     Micron, Steven Appleton, Micron’s Chairman, Chief Executive Officer and President, and certain of Micron’s other executive officers may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Appleton and certain of Micron’s other executive officers in the solicitation by reading the preliminary proxy statement/prospectus described above. Additional information regarding Micron’s executive officers is also included in Micron’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on November 4, 2005. These documents are available free of charge at the SEC’s website at www.sec.gov and from Micron’s Investor Relations Department as described above.